Filed by Pampa Energía S.A. (Pampa Energy Inc.) pursuant to Rule 425 under the Securities Act of 1933 and deemed filed pursuant to Rule 14d‑2(b) under the Securities Exchange Act of 1934
Subject Company:  Petrobras Argentina S.A.
Filer’s Commission File Number: 001‑34429
Subject Company’s Commission File Number: 333‑155319
Date: May 20, 2016

Pampa Energía Announces Possible Tender Offer and Exchange Offer for Shares of Petrobras Argentina

On the date hereof, Pampa Energía S.A., an Argentine corporation (“Pampa Energía”), made a filing with the Argentine Securities Commission (Comisión Nacional de Valores) (the “Filing”) and an announcement distributed to investors (the “Announcement”) relating to a possible tender offer and a possible exchange offer for all of the Class B shares of Petrobras Argentina S.A., an Argentine corporation (“Petrobras Argentina”). An English-language translation of the Filing and the Announcement are attached as Exhibit 1 and Exhibit 2, respectively.

Additional Information and Where to Find It

The tender offer and the exchange offer referenced in this communication have not yet commenced. This communication is for informational purposes only and is neither an offer to purchase nor a solicitation of an offer to sell shares, nor is it a substitute for any offer materials that Pampa Energía will file with the U.S. Securities and Exchange Commission (“SEC”). If the tender offer and the exchange offer are commenced, Pampa Energía will file a tender offer statement on Schedule TO (and may later file amendments thereto) and a registration statement on Form F‑4 (and may later file amendments thereto), and Petrobras Argentina will file a Solicitation/Recommendation Statement on Schedule 14D‑9 (and may later file amendments thereto), in each case, with the SEC with respect to the tender offer and the exchange offer. Pampa Energía and Petrobras Argentina may also file other documents with the SEC regarding the transaction. THE TENDER OFFER AND EXCHANGE OFFER MATERIALS (INCLUDING AN OFFER TO PURCHASE, A RELATED LETTER OF TRANSMITTAL, AN OFFER TO EXCHANGE, A RELATED LETTER OF TRANSMITTAL AND CERTAIN OTHER TENDER OFFER AND EXCHANGE OFFER DOCUMENTS) AND THE SOLICITATION/RECOMMENDATION STATEMENT WILL CONTAIN IMPORTANT INFORMATION. PETROBRAS ARGENTINA SHAREHOLDERS ARE URGED TO READ THESE DOCUMENTS CAREFULLY WHEN THEY BECOME AVAILABLE BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION THAT HOLDERS OF PETROBRAS ARGENTINA SECURITIES SHOULD CONSIDER BEFORE MAKING ANY DECISION REGARDING SELLING OR EXCHANGING THEIR SECURITIES. The Offer to Purchase, the related Letter of Transmittal, the Offer to Exchange, the related Letter of Transmittal and certain other tender offer and exchange offer documents, as well as the Solicitation/Recommendation Statement, will be made available to all holders of Petrobras Argentina shares at no expense to them. The tender offer and exchange offer materials and the Solicitation/Recommendation Statement will be made available for free at the SEC’s website at www.sec.gov. Additional copies may be obtained for free by contacting Pampa Energía’s Investor Relations department at +54‑11‑4809‑9500 or at investor@pampaenergia.com. Additional copies of the Solicitation/Recommendation Statement may be obtained for free by contacting Petrobras Argentina’s Investor Relations department at +54‑11‑4344‑6244 or at alberto.jankowski@petrobras.com.

In addition to the Offer to Purchase, the related Letter of Transmittal, the Offer to Exchange, the related Letter of Transmittal and certain other tender offer and exchange offer documents, as well as the Solicitation/Recommendation Statement, Pampa Energía and Petrobras Argentina file annual and current reports and other information with the SEC. You may read and copy any reports or other information filed by Pampa Energía and Petrobras Argentina at the SEC public reference room at 100 F Street, N.E., Washington, D.C. 20549. Please call the SEC at 1‑800‑SEC‑0330 for further information on the public reference room. Pampa Energía’s and Petrobras Argentina’s filings with the SEC are also available to the public from commercial document-retrieval services and at the website maintained by the SEC at www.sec.gov.

Forward-Looking Statements

This communication may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management’s current view and estimates of future economic circumstances, industry conditions, company performance and financial results. The words “anticipates”, “believes”, “estimates”,

“expects”, “plans” and similar expressions, as they relate to the company or the transaction, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.

2

EXHIBIT 1

IMPORTANT NOTICE: The authorization to carry out the mandatory tender offer and voluntary exchange offer, as described below in this announcement (the “Announcement”), will be solicited from the Argentine National Securities Commission in accordance with applicable rules within the 10 business days following the date of this Announcement, and, therefore, the authorization has not yet been granted. Thus, this information is subject to amendment and modification and cannot be deemed as final.

PAMPA ENERGÍA S.A.

Mandatory Tender Offer and Voluntary Exchange Offer

of PETROBRAS ARGENTINA S.A.

Pursuant to the provisions on Sections 87 and subsequent sections of Argentine Law No. 26,831 of Capital Markets, and Section II, Chapter II, Title III, of the rules of the Argentine National Securities Commission (T.O. 2013) (the “CNV Rules”) regarding mandatory tender offers in connection with a change of control and indirect acquisition of a significant participation, Pampa Energía S.A. (“Pampa Energía” or the “Offeror”) promotes and formulates, subject to the fulfillment of certain conditions precedent, a mandatory tender offer and a voluntary exchange offer for shares (the “Offer”) directed to all shareholders holding Class “B” common shares, via book entry, with a par value per share of one peso (AR$1) each and one vote per share currently issued and in circulation of Petrobras Argentina S.A. (“Petrobras Argentina”), free and exempt of all liens, pledges or precautionary measures and that are not direct or indirect property of the Offeror at the time of the Offer (the “Shares”). The Shares are listed on the Buenos Aires Securities Market (Mercado de Valores de Buenos Aires S.A. or “MERVAL”) under the ticker symbol PESA. The Offer shall be carried out by Pampa Energía on the terms and conditions indicated in the prospectus that will be published as soon as available (the “Prospectus”) and in the other documents of the Offer. The principal terms and conditions of the Offer are described below.

1)       The Offeror.

Pampa Energía is a limited liability corporation (sociedad anónima) organized under the laws of Argentina with its headquarters located at Ortiz de Ocampo 3302, building 4, Buenos Aires, Argentina. Pampa Energía’s shares are listed on MERVAL under the ticker symbol PAMP and on the New York Stock Exchange under the ticker symbol PAM.

2)       Background.

Pursuant to the sale and purchase agreement dated May 13, 2016 by and between Petrobras International Braspetro B.V. as seller (the “Seller”), Petróleo Brasileiro S.A.-Petrobras, solely as guarantor of the Seller, and Pampa Energía as buyer (the “Purchase Agreement”), the Offeror agreed, subject to the fulfillment of certain conditions precedent, to acquire from the Seller, on the closing date, shares representing 100% of the capital stock and voting rights of Petrobras Participaciones S.L. (“Petrobras Participaciones”), a corporation that is holder of 1,356,791,556 Class “B” common shares, via book entry, with a par value per share of one peso (AR$1) each and one vote per Petrobras Argentina share, representing 67.1933% of the capital stock and voting rights of Petrobras Argentina (the “Transaction”). At the closing of the Transaction, Pampa Energía shall be the new indirect controlling shareholder of Petrobras Argentina.

The Offer shall consist of (i) a mandatory tender offer for the Shares at a price per Share to be paid in cash, in pesos, in the Republic of Argentina (the “Mandatory Tender Offer”), and (ii) a voluntary exchange offer for the Shares in exchange for common shares of Pampa Energía at the exchange ratio described in part 4 of this Announcement (the “Voluntary Exchange Offer”).

On May 20, 2016, Pampa Energía’s Board of Directors approved (i) to carry out the Offer, declaring that Pampa Energía has available economic resources to pay the total amount of the Mandatory Tender Offer and (ii) to call an ordinary and extraordinary general assembly to be held on June 22, 2016, among other things, with the effect of approving a capital increase in an amount of up to AR$320,000,000 to be paid with shares of Petrobras Argentina of those holders that decide to accept the Voluntary Exchange Offer. It is noted that, if there are offers to tender shares in the Voluntary Exchange Offer in an amount of shares that exceeds the maximum number of shares anticipated for the Voluntary Exchange Offer, the Offeror shall carry out the corresponding proration among the shareholders that participate, in accordance with the proration procedures to be described in the Prospectus.

Holders of the Shares may elect to participate in the Mandatory Tender Offer or the Voluntary Exchange Offer or to maintain their holding of the Shares.

The Mandatory Tender Offer shall not be subject to minimum or maximum conditions on the amount of the Shares to be acquired, and shall be carried out regardless of the number of acceptances received.

The acceptance of the Offer by Petrobras Argentina’s shareholders is voluntary.

3)       Price of the Mandatory Tender Offer.

As the sole compensation and according to the established guidelines in the Capital Markets Law and in the CNV Rules, the Offeror shall offer to pay the holders who elect to participate in the Mandatory Tender Offer a fixed price, in pesos, payable in the Republic of Argentina (the “Price”). The Price shall be determined and notified in the prospectus and in the documents of the Offer.

With regard to the Price, the Offeror announces that it is in the condition to offer a payment for the Shares, the same price per share that the Seller has agreed to pay for the shares of Petrobras Participaciones. As has been announced to the market, the base price proposed for the Transaction amounts to US$892,000,000 (the “Base Price”). This Base Price is subject to certain adjustments agreed in the Purchase Agreement, which the Offeror does not believe to be significant. Therefore, the final price that will be paid to the Seller shall not vary substantially from the Base Price; the Offeror is estimating that the variation in price due to the effect of these adjustments will not be greater or less than 3%. Consequently, in an attempt to translate the global price of the Transaction to the price per share of Petrobras Argentina, which shall be paid in the Mandatory Tender Offer, the price of U$892,000,000 shall be divided by the total amount of shares of Petrobras Argentina that Petrobras Participaciones owns, that is, 1,356,791,556 Class B shares, which implies, indirectly, a price of US$0.6574 per share. The price per share of the Mandatory Tender Offer may be adjusted more or less as a function of the adjustments to the Base Price set forth in the Purchase Agreement and shall be converted into pesos the official exchange rate of Banco Nación Argentina on the closing date of the Transaction. For illustrative purposes only, the Price, converted into pesos at the official exchange rate of Banco Nación Argentina on the date of this Announcement, represents the sum of AR$9.40 per Petrobras Argentina share. Likewise, for the determination of the Price, the Offeror has received the opinion of two independent evaluators, Puente S.A. y Finanzas & Gestión S.A., pursuant to that established under article 5, Section I, Chapter II, Title III of the CNV Rules. Those opinions are presented to the CNV in conjunction with the Offer and are available to the investing public in the Autopista de la Información Financiera de la CNV (AIF) or in MERVAL’s regular system (including the daily bulletin published by the Buenos Aires Stock Exchange).

Consequently, without prejudice to that informed previously in respect of the Base Price of the Transaction, the Offeror confirms that, in accordance with that established in the Capital Markets Law and the CNV Rules, the price of the Mandatory Tender Offer will not, in any case, be less that the average price in the Stock Exchange during the six months immediately prior to the Announcement and shall always be within the range of prices established by the independent evaluators.

4)               Exchange Ratio of Voluntary Exchange Offer

As the sole compensation for the participation of shareholders in the Voluntary Exchange Offer, Pampa Energía shall deliver Pampa Energía shares for Petrobras Argentina shares, at a ratio that is established on the price per share of Petrobras Argentina that is fixed for the Mandatory Tender Offer: average price method of the Offeror’s shares during the 5 days prior to the commencement of the offer period (the “Pampa Average Price”) / Price per Petrobras Argentina share fixed for the Mandatory Tender Offer, with the Shareholders’ Meeting that approves the capital increase able to delegate to the Board of Directors of the Offeror the determination of an adjustment factor for this exchange ratio by more or less than 10% of the Pampa Average Price.

5)       Conditions of the Offer.

The Offer is conditioned on the verification of, among other conditions to be detailed in the Prospectus, the following conditions:

•         That the closing of the Transaction is completed and the transfer of the shares of Petrobras Participaciones of the Seller to Pampa Energía.

•         That the authorization of the CNV is obtained and maintained to carry out the Offer on the terms proposed by Pampa Energía.

•         That the authorization of the Securities and Exchange Commission is obtained and maintained to carry out the International Offer (as such term is defined below).

6)       Period and acceptance terms for the Offer.

The period to accept the Offer, the procedure and the remaining definitive terms and conditions of the Offer shall be notified by notice on this medium and through the publication of the Prospectus, all of which shall be published once the necessary authorizations are obtained and the conditions for the Offer to be carried out are fulfilled.

7)       Simultaneous international offer.

Simultaneously with the Offer, Pampa Energía shall carry out a public offer directed to all of the holders of American Depositary Receipts (ADRs) of Petrobras Argentina (the “Petrobras Argentina ADRs”), so that (i) the holders of Petrobras Argentina ADRs can participate in the Mandatory Tender Offer and (ii) offer the exchange of Petrobras Argentina ADRs for Pampa Energía ADRs, at an exchange ratio equal to the exchange ratio for the Voluntary Exchange Offer, adjusted by the ratio of shares per ADR (the “International Offer”).

8)       Other considerations.

In accordance with what has previously been announced, and with the intention of providing all relevant information, the Offeror announces that it is currently evaluating the possibility, once the closing of the Transaction, the Mandatory Tender Offer and the Voluntary Exchange Offer are completed, of merging Pampa with Petrobras Argentina, with Pampa as the acquiring company, all of which shall be, once a full analysis has been concluded, submitted for consideration of the Board of Directors and shareholders’ meetings for both companies.

This Announcement and the information herein is only for information purposes and does not constitute nor shall it be interpreted as a tender offer nor of an invitation to tender shares (including, without limitation, the Shares).  The definitive terms and conditions of the Offer shall be described in the Prospectus and in any other document in connection with the Offer, once the necessary approvals and authorizations are obtained.

Buenos Aires, May 20, 2016.

EXHIBIT 2

Buenos Aires, May 20, 2016

Messrs.

NATIONAL SECURITIES

COMMISSION

BUENOS AIRES

STOCK EXCHANGE

Re: Relevant Fact. Board of Directors Meeting.  – Announcement of a mandatory tender offer and a voluntary exchange offer - Ordinary and Extraordinary General Shareholders Meeting to be held on June 22, 2016.

Dear Sirs:

I am writing to the National Securities Commission and the Buenos Aires Stock Exchange in my capacity as Head of Market Relations of Pampa Energía S.A. (“Pampa” or the “Company”, indistinctively) in connection with the relevant facts submitted on April 2, April 8, May 2, May 12 and May 13, 2016. We are pleased to inform that the Board of Directors of the Company has decided on this date to launch a mandatory tender offer and a voluntary exchange offer (the “Offer”), directed to all shareholders in possession of Class “B” common shares, capital and voting stock with a nominal value of one Argentine peso (AR$1) each and one vote per share, currently issued and in circulation of Petrobras Argentina S.A. (“Petrobras Argentina”), subject to the fulfillment of (i) certain conditions mentioned in the abovementioned relevant facts in relation to the indirect acquisition of 67.1933% of the capital stock and votes of Petrobras Argentina S.A. the (“Transaction”), and (ii) certain conditions described in the announcement of the Offer to be published simultaneously with this Relevant Fact (the “Announcement”).

The Offer will include: (i) a mandatory tender offer, mandatory for Pampa only in the event that the Transaction is closed (the “Cash Offering”) and (ii) a voluntary exchange tender offer of the shares of Petrobras Argentina for Pampa’s shares (the “Exchange Offer”, and together with the Cash Offering, the “Offers”) in accordance with the terms and conditions described in the Announcement.

Likewise, the Board of Directors has approved to hold an Ordinary and Extraordinary General Shareholders’ Meeting to consider, among other things, a capital increase for up to AR$320,000,000, that will represent 15.87% of the Company’s capital stock after the capital increase is effected and the issuance of shares of Pampa for purposes of the Exchange Offer as well as the suspension of the preferred subscription rights and the amendment of the Company’s corporate purpose. It is noted that the number of shares that the Company will issue for purposes of the Exchange Offer could be reduced depending on the number of Petrobras Argentina shareholders elect (i) to participate in the Cash Offering or (ii) not to participate in either of the Offers. This Ordinary and Extraordinary General Shareholders Meeting will be held on June 22, 2016, at 11:00 a.m. on first call and, in the event that the legally required quorum is not reached on first call, at 12:00 p.m. on second call only with respect to the General Ordinary Shareholders’ Meeting at the registered office, located at Ortiz de Ocampo 3302, Building 4, Ground Floor, Buenos Aires.

Very truly yours,

Gerardo Paz

Head of Market Relations